Exhibit 99(h)(7)(i)

Mercer Funds

99 High Street

Boston, MA 02110

August 1, 2026

Mercer Investments LLC

99 High Street

Boston, MA 02110

Re:  Supplemental Expense Limitation Agreement

Ladies and Gentlemen:

Mercer Short Duration Fixed Income Fund (the “Fund”) is a separate investment series of the Mercer Funds, a Delaware statutory trust (the “Trust”) which consists of multiple investment series. The Trust wishes, pursuant to the terms of this Agreement, to set forth the understanding between the Trust and Mercer Investments LLC (the “Adviser”) with respect to the agreement of the Adviser to waive certain fees payable to it by the Fund and to reimburse certain expenses of the Fund as follows:

RECITALS

WHEREAS, the Adviser has been retained to act as investment manager pursuant to an Amended and Restated Investment Management Agreement, dated July 1, 2026, entered into by the Adviser with the Trust, on behalf of the Fund (the “Management Agreement”); and

WHEREAS, the Management Agreement permits the Adviser, subject to the supervision and control of the Trust’s Board of Trustees, to select new or additional subadvisers for the Fund (the “Subadvisers”), subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser has undertaken to pay the Subadvisers for the services provided to the Fund for the management of its allocated portions of the Fund for which they provide subadvisory services; and

WHEREAS, the Adviser and the Trust have entered into that certain Expense Limitation Agreement of even date herewith (the “Fee Waiver Agreement”), pursuant to which the Adviser has agreed that it will waive any portion of the investment management fee to which it is entitled under the Management Agreement with respect to the Fund that exceeds the aggregate amount of the subadvisory fees that the Adviser is required to pay to the Fund’s Subadvisers for the management of their allocated portions of the Fund; and

WHEREAS, the Adviser and the Trust have determined in connection with the Adviser’s management of the Fund that it is appropriate and in the best interests of the Fund and its shareholders to maintain the net annual operating expenses of each respective class of shares of the Fund at the levels specified in Schedule A hereto:

AGREEMENT

NOW THEREFORE, in consideration of the promises and mutual agreements set forth herein, the Adviser hereby agrees as follows:

1. The Adviser agrees that: (1) it will waive any portion of the investment management fee to which it is entitled under the Management Agreement with respect to the Fund that exceeds the aggregate amount of the subadvisory fees that the Adviser is required to pay to the Fund’s Subadvisers for the management of their allocated portions of the Fund, as set forth in the Fee Waiver Agreement, and (2) the Adviser further agrees to reduce any other fees payable to it by the Fund and/or make payments to the Fund to the extent necessary to limit the ordinary operating expenses incurred by the Fund (excluding, as applicable, acquired fund fees and expenses, interest, taxes, 12b-1 fees, non-12b-1 shareholder administrative services fees, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) to the amounts specified in Schedule A.

2. For the avoidance of any doubt, none of the investment management fees or other types of fees and expenses waived and/or reimbursed by the Adviser pursuant to this Agreement are subject to reimbursement by the Fund to the Adviser.

3. This Agreement is effective as of the date above and will remain in effect through July 31, 2027, and will continue in effect thereafter for subsequent one-year periods unless sooner terminated as provided for in Paragraph 4.

4. This Agreement shall terminate automatically upon the termination of the Management Agreement with respect to the Fund. This Agreement may be terminated by the Trust for any reason at any time. This Agreement may not be terminated by the Adviser during any one-year contractual term without the consent of the Board of Trustees of the Trust. The Adviser may terminate this Agreement without the consent of the Board of Trustees of the Trust by providing prior written notice of such termination to the Trust at least sixty (60) days’ prior to the end of the one-year period for the Fund.

5. The Adviser agrees and understands that it shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim it may have hereunder, and neither any other series of the Trust, nor any of the Trust’s Trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefore.

6. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except: (a) Paragraph 5 shall be governed by, construed and enforced in accordance with, the laws of the State of Delaware; and (b) insofar as the 1940 Act, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please acknowledge your acceptance by signing below.

Very truly yours,

MERCER FUNDS

By:	/s/ Fred Keyo
Name: Fred Keyo Title: Vice President, Assistant Treasurer and Chief Financial Officer

The foregoing Agreement is hereby

Accepted as of August 1, 2026

MERCER INVESTMENTS LLC

By:	/s/ Emma Koch
Name: Emma Koch
Title: Vice President

SCHEDULE A

MERCER SHORT DURATION FIXED INCOME FUND

OPERATING EXPENSE LIMITS

SHARE CLASS	MAXIMUM ANNUAL OPERATING EXPENSE LIMIT
Adviser Class	0.70%
Class I	0.45%
Class Y-2	0.35%
Class Y-3	0.20%